FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (“Olympus” or the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

February 13, 2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was released on February 13, 2007 to the TSX and through various other approved public media, filed on EDGAR, and filed on SEDAR with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The board of directors of Olympus and the directors of Zedex Minerals Limited (“Zedex”) have withdrawn their support of the intended off-market, all equity takeover offer by Olympus for Zedex.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The board of directors of Olympus and the directors of Zedex have withdrawn their support of the intended off-market, all equity takeover offer by Olympus for Zedex.

Following discussions with the respective major shareholders of both companies, the Olympus and Zedex boards were of the view that the intended takeover offer did not have the full support of shareholders.

Both Olympus and Zedex have had recent exploration successes and it has become apparent that the respective key shareholders of the two companies prefer to see the potentially significant projects developed within the separate entities to ensure maximum value is achieved for those projects.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David Seton, Chairman and Chief Executive Officer

Telephone: (416) 572-2525

Item 9	Date of Report

February 15, 2007